Mail Stop 4561

July 8, 2005

Marlin L. Mosby III
Executive Vice President and Chief Financial Officer
First Horizon National Corporation
165 Madison Avenue
Memphis, Tennessee 38103

Re:	First Horizon National Corporation
	Form 10-K
	Filed March 14, 2005
	File No. 001-15185

Dear Mr. Mosby:

	We have completed our review of your Form 10-K and related filings and have no further comments at this time.


Sincerely,



Paul Cline
Senior Accountant